Contact

www.linkedin.com/in/anuj-sharma-link (LinkedIn)
www.etalyc.com/ (Company)
works.bepress.com/anuj_sharma1/ (Other)

Top Skills

Transportation Engineering

Engineering

Synchro

Publications

Sensor Health Monitoring Using Spatiotemporal Graphical Modeling

Multivariate Random Parameters Zero-Inflated Negative Binomial Regression for Analyzing Urban Midblock Crashes

Recurrence Theory Based Platoon Analysis Under Indian Traffic Condition

Evaluating the Reliability, Coverage, and Added Value of Crowd Sourced Traffic Incident Reports from Waze

Theory of Safety Surrogates using Vehicle Trajectories in Macroscopic and Microscopic Settings: Application to Dynamic Message Signs Controlled Traffic at Work Zones

Patents

Traffic flow through an intersection by reducing platoon interference

Anuj Sharma, PhD
Read. Learn. Code. Deploy. Repeat
Ames, Iowa, United States

Summary

I am a life long student, an inquisitive researcher, a serial innovator, an aspiring entrepreneur and a dedicated teacher.

As CEO of ETALYC (www.etalyc.com), I aspire to build intelligence in next generation roadways by marrying innovative technological and business solutions.

I am an associate professor in the Civil Construction and Environmental Engineering Department, at Iowa State University. And, I also am the Co-Director of REACTOR lab. The lab is able to ingest multiple streams of real-time data to assist in driving transportation policy decisions. The efforts are focused on ingestion, real-time analytics, batch processing, visualization/ front end development, and archiving of numerous data streams. I am currently a principal investigator in a major study aimed at developing smart system for traffic incident management using large data innovations. My research has been recognized by numerous funding agencies, and I have been awarded more than $10 million to fund research projects. Moreover, I have served as a principal investigator/ co-principal investigator for over 50 research projects spanning 10 years. I have published 40+ journal articles and many conference proceedings highlighting my contributions to the field of transportation. My research uses big data driven discoveries to help make better short term (automated control) and long term (policy) decisions for improving traffic safety and operations. Here is a link to my recent publications: https://works.bepress.com/anuj_sharma1/

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Experience

Iowa State University
9 years 6 months

Director FAST TrAC
August 2023 - Present (6 months)

Bringing AI to industries

Pitts-Des Moines Inc. Professor of Civil Engineering
January 2018 - Present (6 years 1 month)

Associate Professor of Civil Engineering
August 2014 - January 2018 (3 years 6 months)
Ames, Iowa

Coltie
Co-Founder
October 2022 - Present (1 year 4 months)

ETALYC
CEO
October 2016 - July 2023 (6 years 10 months)
Ames, Iowa, United States

Journal of Big Data Analytics in Transportation
Editor In Chief
January 2018 - August 2021 (3 years 8 months)

University of Nebraska-Lincoln
Assistant Professor
August 2008 - July 2014 (6 years)
Lincoln, Nebraska, USA

Cognizant Technology Solutions
Programmer Analyst
September 2001 - May 2002 (9 months)

Education

Purdue University
PhD, Civil Engineering · (2004 - 2008)

Texas A&M University
MS, Transportation · (2002 - 2004)

National Institute of Technology Rourkela
B.S., Civil Engineering · (1997 - 2001)